Sidley Austin Brown & Wood llp

BEIJING	One South Dearborn Street	LOS ANGELES
BRUSSELS	Chicago, Illinois 60603	NEW YORK
CHICAGO	Telephone 312 853 7000	SAN FRANCISCO
DALLAS	Facsimile 312 853 7036	SHANGHAI
GENEVA	FOUNDED 1866	SINGAPORE
HONG KONG		TOKYO
LONDON		WASHINGTON, D.C.
WRITER’S DIRECT NUMBER		WRITER’S E-MAIL ADDRESS
(312) 853-7830		aribaudo@sidley.com
December 22, 2005
By EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention: Ms. Sara D. Kalin

Re:	Principal Financial Group Inc., Principal Life Insurance Company Registration Statement on Form S-3 filed November 17, 2005
File Nos. 333-129763 and 333-129763-01

Dear Ms. Kalin:
          On behalf of Principal Financial Group Inc. (“PFG”) and Principal Life Insurance Company (“Principal Life”) this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the Registration Statement, contained in the letter dated December 15, 2005 (the “Comment Letter”) addressed to Karen E. Shaff, Executive Vice President and General Counsel of Principal Life. For convenience, we have repeated your comments in bold and we have provided the response of Principal Life and PFG in plain text.
          Upon resolution of the Staff’s comments, PFG and Principal Life will request acceleration of the effectiveness of the Registration Statement.
          General
          STAFF COMMENT:
1.	Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
SIDLEY AUSTIN BROWN & WOOD LLP IS A LIMITED LIABILITY PARTNERSHIP
PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
December 22, 2005

          REGISTRANTS’ RESPONSE:
     In accordance with the Staff’s comment, PFG and Principal Life have revised the prospectus supplement relating to the secured medium-term notes program (the “Institutional Prospectus Supplement”), the prospectus supplement relating to the Principal Life® CoreNotes® program (the “CoreNotes Prospectus Supplement”), the prospectus supplement relating to the secured medium-term notes retail program (the “Retail Prospectus Supplement” and, together with the Institutional Prospectus Supplement and the CoreNotes Prospectus Supplement, the “Prospectus Supplements”), and the base prospectus (the “Base Prospectus”).
          STAFF COMMENT:
          2. Please file the forms of the pricing supplements you intend to use.
          REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully refer the Staff to the proposed forms of pricing supplements attached to Amendment No. 1 as Exhibit 99.1 (for issuances under the Institutional Prospectus Supplement and Base Prospectus), Exhibit 99.2 (for issuances under the CoreNotes Prospectus Supplement and Base Prospectus) and Exhibit 99.3 (for issuances under the Retail Prospectus Supplement and Base Prospectus).
          STAFF COMMENT:
3.	Please confirm that the depositor or issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
December 22, 2005

          REGISTRANTS’ RESPONSE:
     PFG and Principal Life confirm that each issuing trust previously formed in connection with the previous registration statement Nos. 333-110499 and 333-110499-01 (the “Previous Registration Statement”) filed by PFG and Principal Life in connection with this class of asset-backed securities has been current with the periodic reports required by the Securities Exchange Act of 1934 as amended (the “Exchange Act”) during the last twelve months.
     Principal Life, as depositor, is exempt from filing reports required by Sections 13(a) and 15(d) of the Exchange Act through the application of Rule 12h-5 under the Exchange Act (“Rule 12h-5”). Rule 12h-5 provides that any issuer of a guaranteed security that is permitted to omit financial statements by Rule 3-10 of Regulation S-X (“Rule 3-10”) is exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act. Rule 3-10(c) provides that when an operating subsidiary issues securities and its parent company guarantees those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer if:
1.	The operating subsidiary issuer is 100% owned by the parent company guarantor;

2.	The guarantee is full and unconditional;

3.	No other subsidiary of the parent company guarantees the securities; and

4.	The parent company’s financial statements are filed for the periods specified by Rule 3-01 and Rule 3-02 of Regulation S-X and include the footnote (the “Consolidating Footnote”) described in Rule 3-10(c).
     Principal Life has satisfied all of the requirements of Rule 3-10(c) and therefore pursuant to Rule 12h-5 has not been required to file reports under Section 13(a) or 15(d) of the Exchange Act. First, Principal Life has been and remains wholly-owned by PFG. Second, each guarantee issued by PFG under the Previous Registration Statement fully and unconditionally guaranteed, and each guarantee that PFG will issue under this Registration Statement will fully and unconditionally guarantee, the payment obligations of Principal Life under the related funding agreement. Third, no other subsidiary of PFG has provided or is providing any

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
December 22, 2005

guarantee of the funding agreements. Finally, PFG has set forth in its periodic reports for the past twelve months, and PFG will continue to set forth, the financial statements of PFG and the Consolidating Footnote for periods required by Rule 3-01 and Rule 3-02 of Regulation S-X. Furthermore, PFG has been current in its Exchange Act reports during the previous twelve months.
     Attached as Exhibit A to this letter are the CIK codes for each issuing trust formed in connection with the Previous Registration Statement. These issuing trusts are only issuing entities for which Principal Life has served as depositor or sponsor that have offered a class of asset-backed securities registered with the Commission involving the same asset class as this offering. Furthermore, no affiliate of Principal Life or PFG has offered a class of asset-backed securities involving the same asset class as this offering.
          STAFF COMMENT:
4.	Either include the information called for by Item 1105 of Regulation AB or provide us with your analysis of why it is not material.
          REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully submit that the information called for by Item 1105 of Regulation AB (“Item 1105”) is not material to the program. Under Item 1105, among other things, certain information regarding static pool information must be provided with respect to amortizing asset pools. The funding agreement, which secures the notes of an issuing trust, is an obligation of Principal Life, the sponsor and depositor of the program. Each funding agreement will have a principal amount and payment terms substantially identical to the related notes. No funding agreement supporting the notes will amortize, mature or prepay prior to any payments required under the terms of the related notes and as a result, no guarantee will amortize, mature or prepay prior to any payments required under the terms of the related notes. Therefore, the assets held in each issuing trust do not constitute an amortizing asset pool. Further, as the funding agreements are an obligation of Principal Life and because Principal Life has paid each prior funding agreement which has been securitized by Principal Life, as depositor or sponsor, in accordance with the terms of each such funding agreement, no delinquencies, cumulative losses or prepayments have occurred with respect to prior securitizations of funding agreements sponsored by Principal Life. Unlike securitizations of other asset classes, the Registrants incorporate by reference Exchange Act reports which include audited financial statements. Here, the Registrants are incorporating by reference PFG’s Exchange Act reports which include PFG’s audited

Sidley Austin Brown & Wood llp	Chicago

Securities and Exchange Commission
December 22, 2005
Page 5
financial statements. Through incorporation by reference of these Exchange Act reports, the Registrants provide investors with material information regarding the ability of Principal Life to make payments under the funding agreements and PFG to make payments under the guarantee. Finally, PFG and Principal Life have also determined that there is no additional information relating to the notes that would be considered material under Item 1105(c).

STAFF COMMENT:
5.	Please clarify which person or entity is responsible for the management or collection of the pool assets or making allocations or distributions to holders of the asset-backed securities, and provide the disclosure required by Item 1108 of Regulation AB.
REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully advise the Staff that they have revised the Registration Statement to clarify that Citibank, N.A., in its capacities as indenture trustee, paying agent, registrar, transfer agent and calculation agent under each Indenture, will perform the functions of servicer under the program. Please see “Description of the Notes – Indenture Trustee” in the Base Prospectus. Furthermore, PFG and Principal Life respectfully refer the Staff to “Description of the Notes – Indenture Trustee” in the Base Prospectus for the disclosure required by Items 1108(b) and (d) of Regulation AB and “Description of the Notes” in the Base Prospectus for the disclosure required by Item 1108 (c) of Regulation AB. Since the program does not utilize multiple servicers, no disclosure is included with respect to the Item 1108(a) of Regulation AB.
STAFF COMMENT:
6.	Please tell us how you intend to provide for an annual report on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from a registered public accounting firm pursuant to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB. See also Item 1123 of Regulation AB. Please note that all of the required reports must be filed as exhibits to the annual report on Form 10-K.
REGISTRANTS’ RESPONSE:

Sidley Austin Brown & Wood llp	Chicago

Securities and Exchange Commission
December 22, 2005
Page 6
     Under the terms of the expense and indemnity agreement to be entered into between Principal Life and Citibank, N.A. as indenture trustee (the “Citibank Expense Agreement”), filed as Exhibit 10.2 to the Registration Statement, (1) Citibank will provide to Principal Life the servicer compliance statement required by Item 1122 and Item 1123 of Regulation AB for each such issuing trust; and (2) Principal Life will retain a registered public accounting firm to provide the attestation report required by Rule 15d-18 under the Exchange Act and Item 1122 of Regulation AB for each such issuing trust. Principal Life will include these reports as exhibits to the Annual Report on Form 10-K that Principal Life will file, as depositor and sponsor, on behalf of each issuing trust to be formed in connection with the Registration Statement.
STAFF COMMENT:
7.	Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to Item 1100(f) of Regulation AB.
REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully advise the Staff that they will file all agreements and exhibits to such agreements as specified in the Exhibit List to the Registration Statement through Amendment No. 1, future amendments to the Registration Statement or to a Current Report on Form 8-K that is incorporated by reference into the Registration Statement.
STAFF COMMENT:
8.	Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.
REGISTRANTS’ RESPONSE
     PFG and Principal Life confirm to the Staff that there are no legal proceedings pending against Principal, PFG or any issuing trust that would be material to investors of this class of asset-backed securities.

Sidley Austin Brown & Wood llp	Chicago

Securities and Exchange Commission
December 22, 2005
Page 7
Citibank, N.A., as servicer, U.S. Bank Trust National Association, as trustee, Bankers Trust Company, N.A. as custodian and GSS Holdings II, Inc. as trust beneficial owner have advised Principal Life and PFG that there are no legal proceedings pending against them that would be material to investors. Therefore, Principal Life and PFG respectfully advise the Staff that no disclosure is required by Item 1117 of Regulation AB.
Prospectus Supplements

Cover Page

STAFF COMMENT:
9.	Please use bracketed language on the cover page to indicate that you will disclose the name of the issuing entity when known. Also, when referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, please revise the third bullet point on the right to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB, and clarify that the securities represent the obligations of the “issuing entity.”
REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully submit that no issuing entity will be formed prior to the effectiveness of the Registration Statement and therefore no issuing entity is required to be named on the cover of any Prospectus Supplement. In connection with the offering and sale of notes, the name of that issuing trust will be disclosed in the pricing supplement related to such notes. Please see the forms of pricing supplement attached as Exhibits 99.1, 99.2, and 99.3 to the Registration Statement. In addition, PFG and Principal Life have revised the Base Prospectus and Prospectus Supplements in accordance with the Staff’s other comments.
Summary, page S-3
STAFF COMMENT:
10.	We note your statement here, in the additional prospectus supplements and in the base prospectus, that the pricing supplement may add to, update, supplement, or clarify the

Sidley Austin Brown & Wood llp	Chicago

Securities and Exchange Commission
December 22, 2005
Page 8
terms contained in the prospectus and applicable prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus or prospectus supplements, as applicable, to describe the assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully submit that all contemplated structural features (including all contemplated pricing options) are included in the Base Prospectus and the Prospectus Supplements. No assets, credit enhancement or other structural features other than those described in the Base Prospectus and the Prospectus Supplements are expected to be utilized in connection with an offering of notes. In the event any other assets, credit enhancement or structural features are used, PFG and Principal Life would either file a new registration statement or post-effectively amend this Registration Statement, as applicable.
Base Prospectus

General
11.	Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. Such table should be formatted in a manner that provides a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.
REGISTRANTS’ RESPONSE:

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
December 22, 2005

     PFG and Principal Life have revised the Registration Statement to reflect the Staff’s comment. Please see “Fees and Expenses” in the Base Prospectus.
     STAFF COMMENT:
12.	Please describe the reports or other documents that will be provided to security holders required under the transaction agreements. Refer to Item 1118(a).
     REGISTRANTS’ RESPONSE:
     PFG and Principal Life have revised the Registration Statement to reflect the Staff’s comment. Please see “Description of Notes – Reports to Holders” in the Base Prospectus.
     Description of the Notes, page 22
     STAFF COMMENT:
13.	Please describe in the base prospectus the interest rate or rate of return alternatives for the asset-backed security pursuant to Item 1113(a)(3) of Regulation AB. For example, the base prospectus should contain interest rate information similar to that beginning on page S-20 of the prospectus supplement, including the indices on which interest rates may be based.
     REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully advise the Staff that all interest rates for the notes are contained in the Prospectus Supplements. As set forth in the Explanatory Note, notes will be offered under the Base Prospectus and one of the Prospectus Supplements. In accordance with the Staff’s comments PFG and Principal have revised the Base Prospectus to include language referring investors to the applicable Prospectus Supplement for a complete description of the interest rates for the notes. Please see “Description of Notes – General” in the Base Prospectus.
     Description of the Funding Agreements
     General, page 34

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
December 22, 2005

     STAFF COMMENT:
14.	We note your discussion about credit ratings on page 36. Please expand this disclosure to describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to item 1120 of Regulation AB.
     REGISTRANTS’ RESPONSE:
     PFG and Principal Life respectfully submit that no arrangements have been made to have the rating of the notes (which must be investment grade upon their issuance) monitored after the time of issuance and therefore, no further description has been added.
     Exhibits
     STAFF COMMENT:
15.	Please note that we may have additional comments upon reviewing the exhibits.
     REGISTRANTS’ RESPONSE:
     PFG and Principal respectfully acknowledge and note the Staff’s comment.
* * * *
          After you have completed your review, please do not hesitate to contact, Perry J. Shwachman (312- 853-7061) or me (312- 853-7830) if you have any questions or comments regarding the above.

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
December 22, 2005

Sincerely,
/s/ Anthony Ribaudo
Anthony J. Ribaudo
PJS:mlb

cc:	Max A. Webb (Securities and Exchange Commission)
Karen E. Shaff (Principal Life Insurance Company)
Jim Fifield (Principal Life Insurance Company)
Pat Kirchner (Principal Life Insurance Company)
Perry J. Shwachman (Sidley Austin Brown & Wood LLP)
Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)

EXHIBIT A
Principal Life Income Funding Trusts CIK Codes

Principal Life Income Funding Trust 1	0001285922
Principal Life Income Funding Trust 2	0001286200
Principal Life Income Funding Trust 3	0001287237
Principal Life Income Funding Trust 4	0001287222
Principal Life Income Funding Trust 5	0001292116
Principal Life Income Funding Trust 6	0001300387
Principal Life Income Funding Trust 7	0001308100
Principal Life Income Funding Trust 8	0001314291
Principal Life Income Funding Trust 9	0001317562
Principal Life Income Funding Trust 10	0001322010
Principal Life Income Funding Trust 11	0001326558
Principal Life Income Funding Trust 12	0001329356
Principal Life Income Funding Trust 13	0001343702
Principal Life Income Funding Trust 14	0001343711
Principal Life Income Funding Trust 15	0001345813
Principal Life Income Funding Trust 16	0001347086
Principal Life Income Funding Trust 2004-1	0001286135
Principal Life Income Funding Trust 2004-2	0001286158
Principal Life Income Funding Trust 2004-3	0001286188
Principal Life Income Funding Trust 2004-4	0001286705
Principal Life Income Funding Trust 2004-5	0001286709
Principal Life Income Funding Trust 2004-6	0001291507
Principal Life Income Funding Trust 2004-7	0001291526
Principal Life Income Funding Trust 2004-8	0001291588
Principal Life Income Funding Trust 2004-9	0001292327
Principal Life Income Funding Trust 2004-10	0001292334
Principal Life Income Funding Trust 2004-11	0001292346
Principal Life Income Funding Trust 2004-12	0001292897
Principal Life Income Funding Trust 2004-13	0001292902
Principal Life Income Funding Trust 2004-14	0001292906
Principal Life Income Funding Trust 2004-15	0001293601
Principal Life Income Funding Trust 2004-16	0001293541
Principal Life Income Funding Trust 2004-17	0001293539
Principal Life Income Funding Trust 2004-18	0001294822
Principal Life Income Funding Trust 2004-19	0001294826
Principal Life Income Funding Trust 2004-20	0001294825
Principal Life Income Funding Trust 2004-21	0001294821
Principal Life Income Funding Trust 2004-22	0001295646
Principal Life Income Funding Trust 2004-23	0001295647
Principal Life Income Funding Trust 2004-24	0001296648
Principal Life Income Funding Trust 2004-25	0001296384
Principal Life Income Funding Trust 2004-26	0001296386
Principal Life Income Funding Trust 2004-27	0001296385
Principal Life Income Funding Trust 2004-28	0001296906
Principal Life Income Funding Trust 2004-29	0001296904
Principal Life Income Funding Trust 2004-30	0001296905
Principal Life Income Funding Trust 2004-31	0001300049
Principal Life Income Funding Trust 2004-32	0001300079

Principal Life Income Funding Trust 2004-33	0001300129
Principal Life Income Funding Trust 2004-34	0001300609
Principal Life Income Funding Trust 2004-35	0001300610
Principal Life Income Funding Trust 2004-36	0001301248
Principal Life Income Funding Trust 2004-37	0001301255
Principal Life Income Funding Trust 2004-38	0001301257
Principal Life Income Funding Trust 2004-39	0001301829
Principal Life Income Funding Trust 2004-40	0001301830
Principal Life Income Funding Trust 2004-41	0001301835
Principal Life Income Funding Trust 2004-42	0001302484
Principal Life Income Funding Trust 2004-43	0001302485
Principal Life Income Funding Trust 2004-44	0001302491
Principal Life Income Funding Trust 2004-45	0001302912
Principal Life Income Funding Trust 2004-46	0001302914
Principal Life Income Funding Trust 2004-47	0001302915
Principal Life Income Funding Trust 2004-48	0001303606
Principal Life Income Funding Trust 2004-49	0001303611
Principal Life Income Funding Trust 2004-50	0001304370
Principal Life Income Funding Trust 2004-51	0001304369
Principal Life Income Funding Trust 2004-52	0001304553
Principal Life Income Funding Trust 2004-53	0001304988
Principal Life Income Funding Trust 2004-54	0001305001
Principal Life Income Funding Trust 2004-55	0001305010
Principal Life Income Funding Trust 2004-56	0001305677
Principal Life Income Funding Trust 2004-57	0001305678
Principal Life Income Funding Trust 2004-58	0001305724
Principal Life Income Funding Trust 2004-59	0001306223
Principal Life Income Funding Trust 2004-60	0001306224
Principal Life Income Funding Trust 2004-61	0001306229
Principal Life Income Funding Trust 2004-62	0001306861
Principal Life Income Funding Trust 2004-63	0001306876
Principal Life Income Funding Trust 2004-64	0001306878
Principal Life Income Funding Trust 2004-65	0001308152
Principal Life Income Funding Trust 2004-66	0001308192
Principal Life Income Funding Trust 2004-67	0001308646
Principal Life Income Funding Trust 2004-68	0001308677
Principal Life Income Funding Trust 2004-69	0001309307
Principal Life Income Funding Trust 2004-70	0001309306
Principal Life Income Funding Trust 2004-71	0001309305
Principal Life Income Funding Trust 2004-72	0001310722
Principal Life Income Funding Trust 2004-73	0001310724
Principal Life Income Funding Trust 2004-74	0001310738
Principal Life Income Funding Trust 2004-75	0001311286
Principal Life Income Funding Trust 2004-76	0001311287
Principal Life Income Funding Trust 2004-77	0001311329
Principal Life Income Funding Trust 2004-78	0001311937
Principal Life Income Funding Trust 2004-79	0001311941
Principal Life Income Funding Trust 2004-80	0001312800
Principal Life Income Funding Trust 2004-81	0001312808
Principal Life Income Funding Trust 2005-1	0001313904
Principal Life Income Funding Trust 2005-2	0013113908
Principal Life Income Funding Trust 2005-3	0001314579
Principal Life Income Funding Trust 2005-4	0001314580

Principal Life Income Funding Trust 2005-5	0001314581
Principal Life Income Funding Trust 2005-6	0001315235
Principal Life Income Funding Trust 2005-7	0001315240
Principal Life Income Funding Trust 2005-8	0001315977
Principal Life Income Funding Trust 2005-9	0001315996
Principal Life Income Funding Trust 2005-10	0001315997
Principal Life Income Funding Trust 2005-11	0001316041
Principal Life Income Funding Trust 2005-12	0001317645
Principal Life Income Funding Trust 2005-13	0001317647
Principal Life Income Funding Trust 2005-14	0001318480
Principal Life Income Funding Trust 2005-15	0001318479
Principal Life Income Funding Trust 2005-16	0001318481
Principal Life Income Funding Trust 2005-17	0001319037
Principal Life Income Funding Trust 2005-18	0001319092
Principal Life Income Funding Trust 2005-19	0001319100
Principal Life Income Funding Trust 2005-20	0001319939
Principal Life Income Funding Trust 2005-21	0001319940
Principal Life Income Funding Trust 2005-22	0001319941
Principal Life Income Funding Trust 2005-23	0001320587
Principal Life Income Funding Trust 2005-24	0001320588
Principal Life Income Funding Trust 2005-25	0001321158
Principal Life Income Funding Trust 2005-26	0001321157
Principal Life Income Funding Trust 2005-27	0001321156
Principal Life Income Funding Trust 2005-28	0001321924
Principal Life Income Funding Trust 2005-29	0001321926
Principal Life Income Funding Trust 2005-30	0001322694
Principal Life Income Funding Trust 2005-31	0001322706
Principal Life Income Funding Trust 2005-32	0001322711
Principal Life Income Funding Trust 2005-33	0001323420
Principal Life Income Funding Trust 2005-34	0001323433
Principal Life Income Funding Trust 2005-35	0001324153
Principal Life Income Funding Trust 2005-36	0001324177
Principal Life Income Funding Trust 2005-37	0001324188
Principal Life Income Funding Trust 2005-38	0001324866
Principal Life Income Funding Trust 2005-39	0001324867
Principal Life Income Funding Trust 2005-40	0001324868
Principal Life Income Funding Trust 2005-41	0001326555
Principal Life Income Funding Trust 2005-42	0001326556
Principal Life Income Funding Trust 2005-43	0001327137
Principal Life Income Funding Trust 2005-44	0001327139
Principal Life Income Funding Trust 2005-45	0001327215
Principal Life Income Funding Trust 2005-46	0001328058
Principal Life Income Funding Trust 2005-47	0001328063
Principal Life Income Funding Trust 2005-48	0001328064
Principal Life Income Funding Trust 2005-49	0001328760
Principal Life Income Funding Trust 2005-50	0001328799
Principal Life Income Funding Trust 2005-51	0001328800
Principal Life Income Funding Trust 2005-52	0001329350
Principal Life Income Funding Trust 2005-53	0001329355
Principal Life Income Funding Trust 2005-54	0001329966
Principal Life Income Funding Trust 2005-55	0001329974
Principal Life Income Funding Trust 2005-56	0001329981
Principal Life Income Funding Trust 2005-57	0001330666

Principal Life Income Funding Trust 2005-58	0001330668
Principal Life Income Funding Trust 2005-59	0001330671
Principal Life Income Funding Trust 2005-60	0001331489
Principal Life Income Funding Trust 2005-61	0001331503
Principal Life Income Funding Trust 2005-62	0001331526
Principal Life Income Funding Trust 2005-63	0001332156
Principal Life Income Funding Trust 2005-64	0001332209
Principal Life Income Funding Trust 2005-65	0001332226
Principal Life Income Funding Trust 2005-66	0001332723
Principal Life Income Funding Trust 2005-67	0001332725
Principal Life Income Funding Trust 2005-68	0001333364
Principal Life Income Funding Trust 2005-69	0001333376
Principal Life Income Funding Trust 2005-70	0001333381
Principal Life Income Funding Trust 2005-71	0001334088
Principal Life Income Funding Trust 2005-72	0001334093
Principal Life Income Funding Trust 2005-73	0001334096
Principal Life Income Funding Trust 2005-74	0001334100
Principal Life Income Funding Trust 2005-75	0001335615
Principal Life Income Funding Trust 2005-76	0001335623
Principal Life Income Funding Trust 2005-77	0001335635
Principal Life Income Funding Trust 2005-78	0001336259
Principal Life Income Funding Trust 2005-79	0001336253
Principal Life Income Funding Trust 2005-80	0001336266
Principal Life Income Funding Trust 2005-81	0001336270
Principal Life Income Funding Trust 2005-82	0001336763
Principal Life Income Funding Trust 2005-83	0001336779
Principal Life Income Funding Trust 2005-84	0001336796
Principal Life Income Funding Trust 2005-85	0001337303
Principal Life Income Funding Trust 2005-86	0001337348
Principal Life Income Funding Trust 2005-87	0001337357
Principal Life Income Funding Trust 2005-88	0001337984
Principal Life Income Funding Trust 2005-89	0001338000
Principal Life Income Funding Trust 2005-90	0001338414
Principal Life Income Funding Trust 2005-91	0001338427
Principal Life Income Funding Trust 2005-92	0001338434
Principal Life Income Funding Trust 2005-93	0001339085
Principal Life Income Funding Trust 2005-94	0001339087
Principal Life Income Funding Trust 2005-95	0001339095
Principal Life Income Funding Trust 2005-96	0001339776
Principal Life Income Funding Trust 2005-97	0001339823
Principal Life Income Funding Trust 2005-98	0001339834
Principal Life Income Funding Trust 2005-99	0001340490
Principal Life Income Funding Trust 2005-100	0001340493
Principal Life Income Funding Trust 2005-101	0001340497
Principal Life Income Funding Trust 2005-102	0001341055
Principal Life Income Funding Trust 2005-103	0001341070
Principal Life Income Funding Trust 2005-104	0001341085
Principal Life Income Funding Trust 2005-105	0001341589
Principal Life Income Funding Trust 2005-106	0001341606
Principal Life Income Funding Trust 2005-107	0001341614
Principal Life Income Funding Trust 2005-108	0001342177
Principal Life Income Funding Trust 2005-109	0001342202
Principal Life Income Funding Trust 2005-110	0001342247

Principal Life Income Funding Trust 2005-111	0001343700
Principal Life Income Funding Trust 2005-112	0001343683
Principal Life Income Funding Trust 2005-113	0001344255
Principal Life Income Funding Trust 2005-114	0001344335
Principal Life Income Funding Trust 2005-115	0001344374
Principal Life Income Funding Trust 2005-116	0001344973
Principal Life Income Funding Trust 2005-117	0001344986
Principal Life Income Funding Trust 2005-118	0001346047
Principal Life Income Funding Trust 2005-119	0001346054
Principal Life Income Funding Trust 2005-120	0001346070
Principal Life Income Funding Trust 2005-121	0001346649
Principal Life Income Funding Trust 2005-122	0001346661
Principal Life Income Funding Trust 2005-123	0001346671